QUALITY ONLINE EDUCATION GROUP, INC.	Unit 1, 60 Riviera Dr. Markham, ON L3R 5M1

August 22, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacqueline Kaufman
Mara Ransom

Re:	Quality Online Education Group Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed August 11, 2022
File No. 024-11644

Dear Sir or Madam:

Quality Online Education Group Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A/A (File No. 024-11644), as amended (the “Offering Statement”), so that it may be qualified at 4:00 p.m. Eastern Daylight Time on August 24, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to Matthew McMurdo at (917) 318-2865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very truly yours,

/s/ XuYe Wu
XuYe Wu

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